Filed pursuant to rule 253(g)(2)

File Number: File No. 024-12613

SUPPLEMENT DATED JULY 20, 2026

TO OFFERING CIRCULAR DATED JANUARY 6, 2026

Miso Robotics, Inc.

This Supplement No. 3 to the Offering Circular of Miso Robotics, Inc. (the “Company”) should be read in conjunction with the Offering Circular dated January 6, 2026 and supplemented on January 13, 2026, May 7, 2026 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular and supplements are available here:

•	Offering Circular is available HERE.
•	Supplement No. 1 is available HERE.
•	Supplement No. 2 is available HERE.

The purpose of this supplement is to:

•	Add OpenDeal Broker LLC, a New York State limited liability company, as a broker-dealer for the Company’s offering under Regulation A (the “Offering”).

As a result, the Company amends and restates the cover page and the following sections of its Offering Circular:

COVER PAGE

Miso Robotics, Inc.

650 East Green Street

Pasadena, CA 91101

up to

9,124,088 shares of Common Stock, consisting of 8,485,402 shares being sold for cash consideration and 638,686 available for issuance as Bonus Shares

Common Stock	Price to Public		Underwriting Discounts and Commissions (2)	Proceeds to Company Before Expenses
Per Share	$5.48	(1)	$0.22	$5.26
Price Per Share Plus Transaction Fee (3)	$5.67		$0.23	$5.44
Total Maximum with Transaction Fee	$48,127,50.06		$1,925,100.12	$46,202,402.94
Total Maximum Including Value of Bonus Shares and Transaction Fee(4)	$51,627,502.34		1,925,100.12	$46,202,402.94

The minimum investment in this offering (the “Offering”) is $1,052.16, or 192 shares of Common Stock plus a 3.5% Transaction Fee.

(1)	The Company is offering up to 9,124,088 shares of Common Stock, consisting of 8,485,402 shares being sold for cash consideration and 638,686 available for issuance as Bonus Shares, see “Plan of Distribution”.

(2)

The Company has engaged DealMaker Securities LLC, a FINRA/SIPC registered broker-dealer (“Broker”) as broker-dealer of record for transactions processed through it, to perform broker-dealer administrative and compliance related functions in connection with this Offering. The Company may also engage additional broker-dealers. The Broker does not purchase any securities from the issuer with a view to sell those for the issuer as part of the distribution of the security.  The Company has also engaged affiliates of Broker for associated services for this Offering. The Company has paid Broker and its affiliates $5,000 monthly for three months (a maximum of $15,000) of accountable expenses.  With the commencement of the Offering, a maximum of $15,000 for account management, a 4.0% commission on the aggregate amount raised by the Company from investors in the Offering, and up to $600,000 in fees for supplementary marketing services are expected to be charged if the Offering is fully subscribed and all services are utilized by the Company. The cash commissions and other fees in aggregate shall not exceed a maximum compensation limit for this Offering of $2,555,100. The Broker will not receive compensation on the issuance of the Bonus Shares.  See “Plan of Distribution” for more details.

In addition, the Company has engaged OpenDeal Broker LLC (“OpenDeal Broker”) to assist with processing of investments through its online investment platform at www.republic.com maintained for OpenDeal Broker’s benefit by its affiliates (the “Republic Platform”). The Republic Platform will be used to communicate the offering to certain investors originated by OpenDeal Broker. As compensation, the Company will pay to OpenDeal Broker a commission equal to 4% of the amount raised through the Republic Platform. As part of this arrangement, DealMaker Securities LLC and OpenDeal Broker have entered into a Referral Agreement. Pursuant to this agreement DealMaker Securities LLC and OpenDeal Broker will share commissions earned in connection with subscriptions received from investors in this Offering. Investors will not pay any additional fees as a result of this arrangement. As a result, the maximum compensation payable to DealMaker Securities will not exceed the maximum described above. See “Plan of Distribution” for more details.

(3)	Investors will be required to pay a Transaction Fee to the Company at the time of the subscription to help offset transaction costs equal to 3.5% of the subscription price per Share (the “Transaction Fee”). The Broker and its affiliates and OpenDeal Broker, as applicable, will receive compensation on this fee. See “Plan of Distribution” for more details.

(4)	While the Company will not receive any additional consideration for the Bonus Shares issued as part of this Offering, pursuant to Rule 251(a) the total value of the Offering, as reflected here and in Part I of the Offering Statement of which this Offering Circular is part, the total calculated proceeds of $51,627,502 is composed of $46,500,002 of actual proceeds to the Company from investors, $1,627,500 for the transaction fee, and the value of the Bonus Shares of $3,499,999. This full amount of $51,612,229 is the total amount the Company is offering towards its annual $75 million offering cap under Rule 251(a)(2).

Bonus Shares are available to investors based on the criteria discussed below under “Plan of Distribution.” Investors will pay full price for their securities, and if eligible, may receive Bonus Shares equal to an amount that is 2% to 7% of the number of shares purchased. Those investors not eligible for the maximum value of Bonus Shares will experience additional dilution compared to investors receiving 7% Bonus Shares.

Investors in this Offering will grant an irrevocable voting proxy to the Company’s President that will limit their ability to vote their shares of Common Stock purchased in this Offering until the occurrence of certain events specified in the proxy, none of which may ever occur. The Proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Securities Exchange Act of 1934, as amended (the “Exchange Act) covering the Common Stock or five years after the execution of this Subscription Agreement.

Investors will be required to subscribe to the Offering via the platform managed by DealMaker Securities, or through the Republic Platform, and agree to the terms of the Offering, the subscription agreement, and any other relevant exhibit attached thereto. There are no fees associated with the use of the Novation Solutions, Inc. platform.

This Offering does not have a minimum offering amount. The Company will not utilize a third-party escrow account for this Offering. All funds tendered by investors will be held in a segregated account until investor subscriptions are accepted by the Company and DealMaker Securities, or OpenDeal Broker. Once investor subscriptions are accepted by the Company and DealMaker Securities, or OpenDeal Broker, funds will be deposited into an account controlled by the Company.

The Offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) the date that is three years from the initial date this Offering being qualified by the Commission, or (3) the date at which the Offering is earlier terminated by the Company in its sole discretion. There is no minimum target for this Offering and the Company may accept investor subscriptions on a rolling basis. After each acceptance of subscriptions, funds tendered by investors will be available to the Company for its use. The Offering is being conducted on a best-efforts basis.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This Offering is inherently risky. See “Risk Factors” on page 7.

Sales of these securities commenced on approximately June 5, 2025, with securities re-qualified for sale on January 12, 2026.

The Company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Summary – Implications of Financial Reporting Standard.”

PLAN OF DISTRIBUTION

The Company is offering up to 9,124,088 shares of Common Stock, consisting of 8,485,402 shares being sold for cash consideration and 638,686 available for issuance as Bonus Shares. Pursuant to SEC rules, this Offering may continue until three years from the initial qualification of the Offering by the SEC. However, we intend for this Offering to continue until one year following qualification by the SEC, or until sooner terminated by the Company.

The minimum investment in this Offering is 192 shares of Common Stock, or $1,052.16 plus the Transaction Fee of 3.5% of the investment.

Commissions and Discounts

The following table shows the total discounts and commissions payable to the placement agents in connection with the Common Stock offered in this Offering:

Per Share
Public Offering Price	$5.48
Public Offering Price Plus Transaction Fee	$5.672
Commission	$0.23
Proceeds, before expenses, to us	$5.44

Bonus Shares

After subscribing for the full price for the purchased securities, certain investors in this Offering are eligible to receive additional shares of Common Stock equal to an amount that is 2% to 7% of the number of shares purchased for no additional consideration paid (“Bonus Shares”). Investors who purchase shares of Common Stock are eligible to receive Bonus Shares based their status as a current stockholder, or attendance at webinars hosted by the Company. Investors will not be required to provide additional consideration, whether cash or non-cash, in order to receive Bonus Shares. Those investors not eligible for the maximum value of Bonus Shares will experience additional dilution compared to investors receiving the maximum amount of 7% Bonus Shares.

Bonus Shares have identical rights, privileges, preferences as well as restrictions to the shares of Common Stock purchased. The Investor Processing Fee will be assessed on the full share price of $5.48, and not the effective, post bonus, price, but will not charge any fee on the Bonus Shares. The Company will absorb the cost of the issuance of the Bonus Shares. Up to 638,686 Bonus Shares are available in this Offering.

DealMaker Securities LLC and OpenDeal Broker have not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares.

Bonus Shares will be available as follows:

Bonus Name	Eligibility Criteria	Minimum Investment	Bonus Shares Awarded
Webinar Attendees	Available to any investor that attends one of the Company’s pre-announced investment webinars. The investor is eligible if the investor signs up for the webinar and invests with the same email address.	$1,002.24	2%

Existing Investor Bonus	Available to any investor who has participated in a prior offering conducted by the Company.	$1,002.24	5%

*Bonus Shares are cumulative and may stack, subject to a maximum aggregate Bonus Shares of 7% per investor, of their total purchase amount of Common Stock.

Other Terms

DealMaker Securities, LLC, a broker-dealer registered with the Commission and a member of FINRA, has been engaged to provide operational processing, compliance, and administration of the Company’s best efforts offering. Although this role differs from that of a traditional underwriter in that the Broker does not purchase any securities from the Company with a view to sell such for the Company as part of the distribution of the security, the Broker is a statutory underwriter under Section 2(a)(11) of the Securities Act of 1933. Affiliates of Broker have also been engaged to provide technology services and marketing advisory services, specifically Novation Solutions Inc. O/A DealMaker and DealMaker Reach, LLC.

The aggregate compensation payable to the Broker and its affiliates is described below.

Administrative and Compliance Related Functions

DealMaker Securities, LLC will provide administrative and compliance related functions in connection with this Offering, including:

•	Reviewing investor information, including identity verification, performing Anti-Money Laundering (“AML”) and other compliance background checks, and providing the Company with information on an investor in order for the Company to determine whether to accept such investor into the Offering;

•	If necessary, discussions with us regarding additional information or clarification on a Company-invited investor;

•	Coordinating with third party agents and vendors in connection with performance of services;

•	Reviewing each investor’s subscription agreement to confirm such investor’s participation in the Offering and provide a recommendation to us whether or not to accept the subscription agreement for the investor’s participation;

•	Contacting and/or notifying us, if needed, to gather additional information or clarification on an investor;

•	Providing ongoing advice to us on compliance of marketing material and other communications with the public, including with respect to applicable legal standards and requirements;

•	Reviewing and performing due diligence on the Company and the Company’s management and principals and consulting with the Company regarding same;

•	Consulting with the Company on best business practices regarding this raise in light of current market conditions and prior self-directed capital raises;

•	Providing white-labeled platform customization to capture investor acquisition through the Broker’s platform’s analytic and communication tools;

•	Consulting with the Company on question customization for investor questionnaire;

•	Consulting with the Company on selection of web hosting services;

•	Consulting with the Company on completing template for the Offering campaign page;

•	Advising us on compliance of marketing materials and other communications with the public with applicable legal standards and requirements;

•	Providing advice to the Company on preparation and completion of this Offering Circular;

•	Advising the Company on how to configure our website for the Offering working with prospective investors;

•

Providing extensive review, training and advice to the Company and Company personnel on how to configure and use the electronic platform for the Offering powered by Novation Solutions Inc. O/A DealMaker (“DealMaker”), an affiliate of the Broker;

•	Assisting the Company in the preparation of state, Commission and FINRA filings related to the Offering; and

•	Working with Company personnel and counsel in providing information to the extent necessary.

Such services shall not include providing any investment advice or any investment recommendations to any investor.

For these services, we have agreed to pay Broker:

•	A cash commission equal to four percent (4.0%) of each investor’s total amount invested in the Offering. If fully subscribed this would be a maximum of $1,925,100.

Technology Services

The Company has also engaged Novation Solutions Inc. O/A DealMaker (“DealMaker”), an affiliate of Broker, to create and maintain the online subscription processing platform for the Offering.

After the qualification by the Commission of the Offering Statement of which this Offering Circular is a part, this Offering will be conducted using the online subscription processing platform of DealMaker through our website, whereby investors will receive, review, execute and deliver subscription agreements electronically as well as make payment of the purchase price through a third party processor by ACH debit transfer or wire transfer or credit card to an account we designate. There is no escrow established for this Offering. We will hold closings upon the receipt of investors’ subscriptions and our acceptance of such subscriptions. We will also be required to pay various third-party expenses to vendors unaffiliated with DealMaker for payment processing, which are not anticipated to exceed 2% of the Offering proceeds.

We have agreed to pay DealMaker:

•	Prior to the Offering’s commencement, $1,000/month was paid to DealMaker for three months (a maximum of $3,000) for accountable expenses to be incurred and refunded if unused.

•	Once the Offering commences a fee of $1,000 per month will be charged for account management with a maximum of $3,000.

The total compensation paid to DealMaker is $6,000.

Marketing and Advisory Services

The Company has also engaged DealMaker Reach, LLC (“Reach”), an affiliate of Broker, for certain marketing advisory and asset creation services. Reach will advise on the design and messaging on creative assets, website design and implementation, paid media and email campaigns, advise on optimizing the Company’s campaign page to track investor progress, and advise on strategic planning, implementation, and execution of Company’s capital raise marketing budget.

We have agreed to pay Reach:

•	Prior to the Offering’s commencement, $4,000/month was paid to DealMaker for three months (a maximum of $12,000) for accountable expenses to be incurred and refunded if unused.

•	Once the Offering commences a fee of $4,000 per month will be charged for marketing management with a maximum of $12,000.

•	Supplementary Marketing Services, as may be authorized by the Company on a case-by-case basis, up to a maximum of an additional $600,000 of compensation for acting as the Company’s agent during the Offering.

The total compensation paid to Reach is $624,000.

The Administrative and Compliance fees, the Technology Services Fees, and the Marketing and Advisory Services Fees described above will, in aggregate, not exceed $2,555,100.

OpenDeal Broker LLC Agreement

In addition, the Company has engaged OpenDeal Broker LLC to assist with processing of investments through the online investment platform at www.republic.co maintained for OpenDeal Broker LLC (“OpenDeal Broker”) benefit by its affiliates. (the “Republic Platform”). OpenDeal Broker LLC will perform substantially the same services as DealMaker Securities LLC, but only for those subscriptions received through the Republic Platform. These services include:

•	Provide a landing page on the Republic Platform for our offering of the Shares and perform related services;

•	Review investor information, including KYC (“Know Your Customer”) data, AML (“Anti Money Laundering”) and other compliance background checks; and

•	Provide technical services to allow us to execute and deliver evidence of the executed subscription agreement to the investor.

The Company will promote the offering on the Republic Platform on a best efforts basis. OpenDeal Broker will not act as an underwriter for this offering.

As compensation, the Company will pay to OpenDeal Broker a commission equal to 4% of the amount raised through the Republic Platform. DealMaker and OpenDeal Broker entered into a Referral Agreement, pursuant to which DealMaker and OpenDeal Broker will share the commission earned as part of the Offering. Investors will not pay any additional fees as a result of this arrangement. As a result, the maximum compensation payable to DealMaker Securities will not exceed the maximum described above.

Selling Security holders

No securities are being sold for the account of security holders; all net proceeds of this Offering will go to the Company.

Transfer Agent and Registrar

Dealmaker Transfer Agent LLC will serve as transfer agent to maintain shareholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our shareholder register.

Investor’s Tender of Funds

After the Offering Statement has been qualified by the Commission, the Company will accept tenders of funds to purchase the Common Stock. The Company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds via wire, debit card, credit card, or ACH only, physical checks will not be accepted. Upon acceptance of the investors’ subscriptions, funds tendered by investors will be made available to the Company for its use.

The minimum investment in this Offering is $1,052.16, or 192 shares of Common Stock. Investors will also be responsible for a 3.5% Transaction Fee paid at the time of investment. This fee is not considered part of the cost basis of the subscribed Securities but will count against the per investor limit set out in the subscription agreement. This fee is subject to the 4.0% commission calculation charged by DealMaker Securities or OpenDeal Broker. These expenses are included in the maximum compensation set forth in the section above.

Investors will be required to subscribe to the Offering via the third-party platform managed by Novation Solutions, Inc. or OpenDeal Broker, and agree to the terms of the Offering, the subscription agreement, and any other relevant exhibit attached thereto. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

The Broker has not investigated the desirability or advisability of investment in the Offering, nor approved, endorsed or passed upon the merits of purchasing the Common Stock. Broker is not participating as an underwriter and under no circumstance will it recommend the Company’s securities or provide investment advice to any prospective investor or make any securities recommendations to investors. Broker is not distributing any Offering circulars or making any oral representations concerning this Offering Circular or this Offering. Based upon Broker’s anticipated limited role in this Offering, it has not and will not conduct extensive due diligence of this Offering and no investor should rely on the involvement of Broker in this Offering as any basis for a belief that it has done extensive due diligence. Broker does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular presented to investors by the Company. All inquiries regarding this Offering should be made directly to the Company.

OpenDeal Broker Subscription Process

Investors subscribing through the Republic Platform, as facilitated by OpenDeal Broker, may also access the Company’s Offering through an offering page hosted on the Republic Platform. Investors may follow the instructions provided through the Republic Platform to review the Company’s offering materials, including the offering circular and subscription agreement, as well as submit payment.

OpenDeal Broker has not investigated the desirability or advisability of investment in the shares nor approved, endorsed or passed upon the merits of purchasing the shares. OpenDeal Broker is not participating as an underwriter and under no circumstance will it solicit any investment in the Company, recommend the Company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. OpenDeal Broker is not distributing any offering circulars or making any oral representations concerning this Offering Circular or this Offering. Based upon OpenDeal Broker ’s anticipated limited role in this Offering, it has not and will not conduct extensive due diligence of this Offering and no investor should rely on the involvement of OpenDeal Broker in this Offering as any basis for a belief that it has done extensive due diligence. OpenDeal Broker does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular. All inquiries regarding this offering should be made directly to the Company.